

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2010

Willliam H. Schumann, III
Executive Vice President, Chief Financial Officer and Treasurer
FMC Technologies, Inc.
1803 Gears Road
Houston, Texas 77067

Re: FMC Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File No. 1-16489

Dear Schumann:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director